

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Via E-mail
Gregory E. Lichtwardt
Executive Vice President and Chief Financial Officer
Accuray Incorporated
1310 Chesapeake Terrace
Sunnyvale, California 94089

> **Re:** **Accuray Incorporated**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 29, 2014**
> **File No. 001-33301**

Dear Mr. Lichtwardt:

We have completed our review of your filing. In connection with future filings that require you to address Regulation S-K Item 101, we encourage you to consider (1) whether, given your facts and circumstances, Item 101(c)(1)(i) requires revenue history disclosure in addition to the information required by the accounting standard that you cite in your letter dated April 10, 2015, and (2) whether the data that you use to prepare the guidance that you mention in the last sentence of response 4 in your letter dated April 10, 2015 provides the information necessary to disclose the portion of your backlog not reasonably expected to be filled within the then current year as required by Item 101(c)(1)(viii).

We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Katharine A. Martin,
Wilson Sonsini Goodrich & Rosati, P.C.